Exhibit 95

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to persons, MSHA may issue an order requiring removal of persons from the area of the mine affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation.

Sale of Mining Assets and Related Mining Entities

On June 21, 2026, and amended on August 13, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mackay Precious Metals Inc. (“Mackay”) and Mackay Gold & Silver Corp., a British Columbia corporation (“Mackay Parent”), pursuant to which the Company agreed to sell all of its rights, titles, and interest in and to the membership interests in Comstock Mining LLC, Comstock Processing LLC, and Comstock Exploration and Development LLC (each a Nevada limited liability company), and all of the issued and outstanding shares of capital stock of Comstock Real Estate Inc., a Nevada corporation whose primary asset is the Gold Hill Hotel that resides within the boundaries of the Comstock mining district (collectively, the “Acquired Interests”), to Mackay. The entities whose interests comprise the Acquired Interests (collectively, the “Acquired Entities”) own or control properties in Lyon County and Storey County, Nevada. This sale does not include the Company’s real estate in Silver Springs, Nevada. On August 14, 2026, the TSX Venture Exchange approved the proposed transaction with Mackay. On August 21, 2026, the Company and Mackay entered into an Assignment of Collateral Rights and Direction Agreement (the “Assignment Agreement”) to assign the security interest in the surety bond for the reclamation obligations of the Acquired Entities. On August 21, 2026, the Company and Mackay finalized the Purchase Agreement and the Company sold the Acquired Interests and Acquired Entities to Mackay.

The table below reflects citations and orders issued by MSHA during the nine-months ended September 30, 2026.

Mining Operating Name MSHA Identification Number	Section 104S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under 104(e)	Received Notice of Potential to Have Pattern of Violations Under Sections 104(e)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Comstock Mining LLC - 26-01871	—	—	—	—	—	$—	—	No	No	—	—	—
Lucerne Underground Mine - 26-02771	—	—	—	—	—	$—	—	No	No	—	—	—